Report on Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Virtus Global Multi-Sector
Income Fund was held on June 4, 2015. The meeting was held for purposes of electing two (2) nominees to the Board of Trustees.
The results were as follows:

Election of Trustees          Votes For       Votes Withheld
George R. Aylward . . . . . . 9,917,833       162,510
Philip R. McLoughlin .  . . . 9,912,370       167,273

Based on the foregoing, George R. Aylward and Philip R.
McLoughlin were re-elected as Trustees. The Fund's other
Trustees who continue in office are Thomas F. Mann, William R.
Moyer, and James M. Oates.